SE 19008106

E.B.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG Capital LC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 Forsyth Blvd., Suite 750
(No. and Street)

St. Louis	MO	63105-1820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David B. Mueller 314-862-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, Suite 500	St. Louis	MO	63101-2501
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

DMS

OATH OR AFFIRMATION

I, David B. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG Capital LC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE L. SMITH
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: July 01, 2020
Commission Number: 12494015

Notary Public

Signature

DIRECTOR
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
FG Capital, LC
Saint Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FG Capital, LC as of December 31, 2018, and the related statements of income, changes in member's equity and changes in financial condition for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of FG Capital, LC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of FG Capital, LC's management. Our responsibility is to express an opinion on FG Capital, LC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to FG Capital, LC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3, and Exemption Report have been subjected to audit procedures performed in conjunction with the audit of FG Capital, LC's financial statements. The supplemental information is the responsibility of FG Capital, LC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3, and Exemption Report are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as FG Capital, LC's auditor since February of 2019.

February 26, 2019

FG Capital LC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 22,309
Total assets	$ 22,309

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$ 22,309
Total liabilities and member's equity	$ 22,309

See notes to financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2018

Revenue	$ -
Operating expenses	
Compensation to parent	4,800
Bank fees	5
Insurance	850
Licenses and permits	2,035
Professional services	4,900
	12,590
Net (loss)	$ (12,590)

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2018

Member's equity, beginning of year	$ 34,899
Net income (loss)	(12,590)
Member's equity, end of year	$ 22,309

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net (loss)	$ (12,590)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:	-
Net cash (used) by operating activities	(12,590)
Net (decrease) in cash	(12,590)
Cash, beginning	34,899
Cash, ending	$ 22,309
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

See notes to financial statements

FG Capital LC
Notes to Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member Missouri limited liability company that is wholly-owned by The Fortune Group LLC (the "Parent"). The Company offers financial advisory services to middle market companies including private securities offerings to institutional investors on a best efforts basis ("Company Services"). The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor will it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client securities accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("FASB ASC"), which is the source of U.S. generally accepted accounting principles ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Fees for Company Services are recorded when the services are realizable and earned in accordance with written agreements between the Company and its customers ("Customer Agreements").

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update No. 2014-009, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled from those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP. With respect to the Company, the standard is effective for annual periods beginning after December 15, 2017, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosure).

In connection with providing Company Services the Company may facilitate the sale of a customer's business through the offering and sale of securities ("Customer Business Sale"). The fees charged in

connection with Customer Business Sales are set forth in Customer Agreements and generally include a retainer fee ("Retainer Fee") and a completion fee ("Completion Fee").

The Retainer Fee is normally billed and collected monthly during the term of Customer Agreements while the Completion Fee is only due upon the completion and closing of a Customer Business Sale in accordance with the terms of the Customer Agreements. Although the Company had no such activity in the current year, the Company has historically recorded revenue from Retainer Fees over the period they are earned and realizable (generally monthly) and recorded revenue from a Completion Fee only upon the satisfaction of its obligations and the completion and closing of Customer Business Sale transactions. There is no cumulative effect on the Company's financial statements as a result of following ASU 2014-09 as all revenue historically recorded met the current standards of revenue recognition.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable, accrued expenses and subordinated borrowings approximate their fair values due to the short maturity of these instruments. Cash deposits are maintained with financial institutions that are insured for all interest bearing accounts up to $250,000. Any non-interest bearing accounts held are fully insured by the FDIC.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of income.

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Receivables that relate to Completion Fees are not booked as revenue until received in cash. The Company does not anticipate nonperformance by customers and agreements are in place providing for collection virtually simultaneous with completion and closing of the event that gives rise to customer's obligation to make payment of a Completion Fee.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements. Any interest or penalties assessed as a result of tax positions taken by the Parent company are borne by the Parent.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Changes in Financial Position

For purposes of the Statement of Changes in Financial Position, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of February 25, 2019, the date the financial statements were available to be issued.

Accounts receivable

The Company uses the allowance method to determine uncollectable accounts receivable. The allowance is based in whole or in part on past experience with the client, the number of days past due, and overall economic conditions. At December 31, 2018, there were no outstanding receivables.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into a services agreement with Parent (the "Services Agreement"), whereby Parent provides administrative services to the Company. Under the terms of the Service Agreement, the Company pays the Parent a monthly fee based on a reasonable allocation of the Parent's expense to provide such services. Currently the Company pays Parent $400 per month for administrative services under the terms of the Service Agreement,.

The compensation expense to Parent for the year ended December 31, 2018 was $4,800. At December 31, 2018, there is no outstanding balance due to Parent.

NOTE 4. SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 26, 2019, the date the financial statement were approved by the Company's management and thereby available to be issued.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $22,309, which was $17,309 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.00 to 1 as there are no outstanding liabilities.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2018

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018

Net capital	
Total member's equity	$ 22,309
Net capital	$ 22,309
Aggregate indebtedness	
Items included in statement of financial condition:	
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	$ 5,000
Excess net capital	$ 17,309
Excess net capital at 1,500 percent	$ 22,309
Excess net capital at 1,000 percent	$ 22,309
Ratio: Aggregate indebtedness to net capital	0.00 to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

Credit balances	
Total credit items	$ -
Debit balances	
Total debit items	$ -
Required deposit	None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
FG Capital, LC
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FG Capital, LC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FG Capital, LC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(i) (the "Exemption Provision") and (2) FG Capital, LC stated that FG Capital, LC met the identified Exemption Provision throughout the most recent fiscal year without exception. FG Capital, LC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FG Capital, LC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 26, 2019

FG Capital LC
Exemption Report

FG Capital LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) through the date set forth below without exception.

I, David B. Mueller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

February 25, 2019